Mail Stop 3561

August 18, 2006

Via Fax & U.S. Mail

Mr. Chad M. Utrup
Chief Financial Officer
6530 West Campus Oval
New Albany, Ohio 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 000-50890**

Dear Mr. Utrup:

We have reviewed your response letter dated August 4, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data

1. We note from your response to our prior comment 1 that you intend to continue to exclude from the Adjusted EBITDA measure, charges such as non-cash gain(loss) on forward exchange contracts, and loss on early extinguishment of debt which have occurred in the last several years. We also note from your proposed footnote disclosure that you exclude these items because you believe that some of these items may not occur in certain periods, the amounts recognized can vary significantly from period to period and these items do not facilitate an understanding of the Company's operating performance.   With regard to operating performance, it would appear to us that non-cash gain(loss) on forward exchange contracts, and loss on early extinguishment of debt are fundamental to your business, as evidenced by your history of these charges and your frequent debt refinancing transactions. The fact that amounts vary from period to period does not justify their elimination from your earnings. We also believe that because these types of expenses have occurred in past years and we have not seen evidence that they will not occur in the future, they most likely will affect future operating prospects. Question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 states that non-GAAP financial measures that eliminate recurring items more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. We do not believe that your response suggests that these adjustments to Adjusted EBITDA will cease recurring in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in MD&A without eliminating them from Adjusted EBITDA. Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Your future Forms 8-K should be similarly revised. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003. Your future Forms 8-K should be similarly revised.

Note 3. Business Combinations, page 69

2. We note from your response to our prior comment 8 that due to the long standing customer relationships of both Mayflower and Monona and de minimus historical attrition, you believe an indefinite life of the customer relationship intangible asset is appropriate. We continue to believe, however, that an intangible asset such as customer relationships does not have an indefinite life, as evidenced by the fact that absent long-term customer contracts, customers may take their

business elsewhere at any point in time. Furthermore, there do not appear to be significant barriers for new competitors to enter your line of business. While the long-standing customer relationships do appear to justify longer than average useful lives, we continue to believe that they do not justify the use of an indefinite life. Accordingly, please perform further analysis of the customer relationship intangibles acquired in the Mayflower and Monona acquisition for the purpose of assigning an appropriate useful life to the intangible asset. The analysis should include an assessment of the historical attrition rates of the acquired entities as well as the attrition rates that have occurred since completion of the acquisitions. As part of your response, please provide us with a copy of the analysis and all relevant assumptions such as projected revenue and expense amounts, discount factors, and attrition rates. Also, based on the useful life of the intangible assets determined from your analysis, please provide us with the amount of amortization expense that should have been recognized for the year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006. To the extent that the amounts are materially different from those reported in your Form 10-K for the year ended December 31, 2005, and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, we believe you should amend your financial statements to include the revised amortization expense.

3. We note from your response to our prior comment 9 that you valued each acquisition based upon its net asset value and then valued the goodwill of each acquisition net of the value assigned to other intangible assets. However, we do not believe that your response fully addresses our comment. Please tell us, and revise your disclosure in future filings, to include a description of the factors that contributed to a <u>purchase price</u> that resulted in recognition of goodwill (i.e., explain the business purpose for an acquisition that had a purchase price greater than the value of the tangible and intangible assets). See paragraph 51(b) of SFAS No. 141.

Note 7. Debt, page 74

4. We note from your response to our prior comment 11 and your expanded disclosure in the Form 10-Q for the quarter ended June 30, 2006, that you have included disclosure of the debt transaction that resulted in the $1.6 million loss on early extinguishment of debt recorded in 2004. As previously requested, please tell us, and revise your notes to the financial statements in future filings to disclose the nature and terms of the transactions that resulted in the loss on early extinguishment of debt in fiscal 2005.

Note 12. Stockholders' Investment and Stock Option and Equity Incentive Plans, page 79

5. We note from your response to our prior comment 12 that the repurchased shares have been netted against the issuance of common stock in the Statements of Stockholders' Investment. In future filings, please expand your disclosure in Note 12 to discuss the nature of this transaction, similar to the discussion included in your response.

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You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief